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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Argan, Inc.
(Name of Issuer)
Common Stock, $0.15 Per Share Par Value
(Title of Class of Securities)
746375107
(CUSIP Number)
Jeffery A. Bahnsen, Esq.
Greenberg Traurig, P.A.
4800 N. Federal Highway, Suite 300, Tower B
Boca Raton, FL 33431
(561) 755-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2006 and January 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Kevin Thomas

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		515,829

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		515,829

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	515,829

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 amends and supplements the Statement on Schedule 13D originally filed with the Commission on January 28, 2005, and all subsequent amendments. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.
Item 4. Purpose of Transaction is amended in full to read as follows:
On December 22, 2006, Thomas sold 960,000 shares of the Company’s Common Stock in a privately negotiated transaction.
On January 11, 2007, Thomas sold 200,000 shares of the Company’s Common Stock in a privately negotiated transaction.
There are no plans or proposals by Thomas to take any of the actions listed in Item 4(a) — (j).
Item 5 Interest in Securities of the Issuer is amended in full to read as follows:
(a) — (b) As of January 11, 2007, Thomas beneficially owned 515,829 shares of the Company’s Common Stock. This amount equals approximately 4.64% of the outstanding shares of the Company, based on the shares outstanding as of December 8, 2006 (as reported in the Company’s Form 10-QSB filed with the SEC on December 14, 2006). Thomas has sole voting and dispositive power with respect to all such 515,829 shares of the Company’s Common Stock.
(c) Except as set forth above, Thomas has not effected any transactions in the securities of the Company during the past 60 days.
(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by Thomas.
(e) On January 11, 2007, Thomas ceased to be the beneficial owner of more than five percent (5%) of the Company’s Common Stock.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 17, 2007

/s/ Kevin Thomas